Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the three months ended September 30,
	2010	2009
Earnings:
Income before income tax expense	$1,019	$842
Add:
Equity earnings from affiliates	(94)	(32)
Dividends received from affiliates	20	16
Fixed charges, excluding capitalized interest	287	304
Amortization of capitalized interest	11	13

Total earnings available for fixed charges	$1,243	$1,143

Fixed charges:
Interest on debt and finance lease charges	$232	$245
Capitalized interest	8	10
Interest element on rental expense	55	59

Total fixed charges	$295	$314

Ratio of earnings to fixed charges	4.2	3.6